December 16, 2014

VIA EDGAR

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Career Education Corporation
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 27, 2014
File No. 0-23245

Dear Mr. Spirgel:

Reference is made to the letter dated December 9, 2014 (the “Comment Letter”) to Career Education Corporation (the “Company”) setting forth comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Form 10-K for the year ended December 31, 2013.

On behalf of the Company, we hereby submit this letter to confirm the extension of the deadline for the Company’s response to the Comment Letter discussed via telephone conference with Charles Eastman of the Commission on December 12, 2014. The Company will provide a response to the Comment Letter by January 8, 2015.

Please contact me at (847) 585-2125 or rsimpson@careered.com if you have any questions.

Sincerely,

/s/ Reid E. Simpson

Reid E. Simpson

Senior Vice President and Chief Financial Officer

cc:	Scott W. Steffey
Jeffrey D. Ayers
Michele A. Peppers
Michele R. Chaffee